

May 15, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Steven R. Carn
Chief Financial Officer
Advanced Disposal Services, Inc.
90 Fort Wade Road
Ponte Vedra, Florida 32081

   Re: Advanced Disposal Services, Inc.
      Registration Statement on Form S-3
      Filed May 11, 2017
      File No. 333-217875

Dear Mr. Carn:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any questions.

              Sincerely,

              /s/ Pamela A. Long

              Pamela A. Long
              Assistant Director
              Office of Manufacturing and
              Construction

cc: Richard Alsop
    Shearman & Sterling LLP